Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

APRIL 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re: Replicel Life Sciences, Inc. (the “Company”) Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 Response Dated January 6, 2015 Response Dated November 14, 2014 File No. 000-50112

We write in response to your letter of March 26, 2015 to David Hall, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

IFRS

Management of the Company performed an analysis of the Agreement and the revenue recognition principles in IAS 18. As the below responses to your comments demonstrate, the Company viewed the Agreement as providing for the transfer of certain technology (which was completed before December 31, 2013) and providing a framework for the parties to continue to work together after the transfer with only insignificant legal obligations. Management of the Company considered the guidance available at the time. In particular, the management of the Company partially relied upon the guidance in a report (the “Report”) published by PwC LLP, a copy of which is available at https://www.pwc.com/en_GX/gx/pharma-life-sciences/assets/pwc-pharma-ifrs-v-iii.pdf. The Company determined that the situation described in Section 4.2.1 of the Report is analogous to the Collaboration and Technology Transfer Agreement (the “Agreement”) dated July 9, 2013 between the Company and Shiseido. Management of the Company partially relied upon the guidance in the Report when making its determination to recognizing all of the Upfront Payment (as defined below) in the financial year ended December 31, 2013.

The Company is a reporting issuer in Canada and it files its financial statements with the securities commissions in Ontario, British Columbia and Alberta. These securities commission have not issued any comments on the Company’s revenue recognition policies. Further, the Company started trading on the TSX Venture Exchange (“TSXV”) on January 9, 2014.  The Company relied on its revenue to meet the listing criteria of the TSXV. The accountants at the TSXV reviewed the financial statements of the Company and did not have any comments on the Company’s revenue recognition policies.

In order to assist investors in the United States who may not be as familiar with the principles of IFRS, the Company proposes to add disclosure to its Annual Report on Form 20-F that explains the Company’s basis for its recognizing all of the Upfront Payment in the financial year ended December 31, 2013, including a discussion that the Company views the remaining obligations under the Agreement as not material.

Response to Comments

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements, page 8

Note 9. Licensing Revenue, page 26

We have considered your responses to our letter dated January 26, 2015. Please address the following:

1.
We note that Article 2 of the Collaboration and Technology Transfer Agreement or (“CTTA”) identifies the scope of the transfer of technology and collaboration under the agreement. Specifically, Article 2 identifies the following within the scope of the transfer of technology and collaboration:

2.1 - Technology Transfer

2.2 – Collaboration

2.3 - Joint Steering Committee
2.4 - Manufacturing and Supply of Collaboration Product in the Shiseido Territory

Please explain to us how you have applied the revenue recognition criteria to each of these four discrete components identified in the CTTA. Refer to paragraph 13 of IAS 18.

The Company reviewed paragraph 13 and the requirements of IAS 18 in connection with the Agreement. Management recognized that there exists limited guidance on the recognition of revenue in IFRS and that variation in practice exists.

The interpretation and application of IAS 18 requires significant judgment in its application. Management reviewed the components in the Agreement and determined that the recognition criteria should not be applied to each component of Article 2 but should be applied to one component of Article 2 (i.e. the Technology Transfer) as, the other items are considered insignificant in relation to the Agreement. As a result, the Company recognized the Upfront Payment from Shiseido as Revenue.  Therefore revenue was recognized in accordance with paragraph 14 of IAS 18, as follows:

Section 2.1 of the Agreement – Technology Transfer

The Technology Transfer (as defined in the Agreement) required the Company to provide all of the RepliCel Know-How (as defined in the Agreement) to Shiseido. This involved transferring the clinical data and protocol documentation and having representatives of Shiseido come to Canada to learn the confidential protocols, methods and processes involved in the RCH-01 technology. The Company provided Shiseido with the confidential protocols, methods and processes it uses, which Shiseido learned, adapted and implemented in its facility in Japan. After Shiseido adapted, implemented and began using these protocols in Japan, the Company visited the facility to ensure that Shiseido had correctly implemented such protocols, methods and processes and was using such protocols, methods and processes in a manner such that Shiseido’s production of the product were comparable with its own.  All of this occurred before December 31, 2013. The Technology Transfer, including transfer of the Replicel know-how, was successfully completed before December 31, 2013 and cannot be undone.

The Company views all of the obligations under Article 2 after the Technology Transfer as immaterial, inconsequential and perfunctory. After the Technology Transfer, Shiseido did not need to make any further developments to the technology. The only remaining step in order to commercialize the technology was to obtain regulatory approval in the Shiseido Territory (as defined in the Agreement). The Company has no expertise in obtaining regulatory approval in the Shiseido Territories while Shiseido has considerable expertise in obtaining regulatory approval in the Shiseido Territories for similar products. Unless the regulatory approval process requires the Company and Shiseido to diverge, it makes business sense for the two companies to work closely together. However, both Shiseido and the Company need the freedom to obtain regulatory approval in their respective jurisdictions which may require the two companies to take different paths. As such, the Agreement is drafted such that there are very specific and detailed provisions regarding the Technology Transfer and a few general statements regarding the parties’ obligations after the Technology Transfer is complete. The Agreement is drafted such that the parties anticipate working together to obtain regulatory approval in their respective jurisdictions but either party could stop collaborating and there is no recourse under the Agreement against that party as it would not be a breach of the Agreement.

Section 2.2 – Collaboration, Section 2.3 – Joint Steering Committee and Section 2.4 – Manufacturing and Supply of Collaboration Product in the Shiseido Territory

The language of Sections 2.2, 2.3 and 2.4 indicate that these sections apply after completion of the Technology Transfer (other than Section 2.3.1). The Company has no obligation to conduct any future development or provide any future services other than attending meetings (two per year) of the Joint Steering Committee (the “JSC”), which the Company considers an insignificant and immaterial obligation under the Agreement.

The provisions regarding collaboration (including Section 2.2.1) do provide that the parties will collaborate with each other but it does not provide any specifics regarding the collaboration. The provision only contemplates “disclosure and discussion”. The Company does not view this as creating any significant obligations because there are no specifics regarding the collaboration in contrast to the level of detail in the sections regarding the Technology Transfer. The provisions regarding the Technology Transfer provide very detailed information regarding how the parties will collaborate to complete the Technology Transfer. The JSC is responsible for “all decisions making regarding all important issues not expressly agreed in this Agreement in order to (i) make this collaboration fruitful and (ii) make a smooth withdrawal from this collaboration if this Agreement is expired or terminated” (see Exhibit D of the Agreement). The JSC is responsible for filling in the gaps in the Agreement regarding collaboration but the JSC requires both parties to agree to any decision. In other words, the JSC is merely a forum that allows the parties to come to future agreements.

Section 2.4 requires Shiseido to use commercially reasonable efforts to launch a Collaboration Product (as defined in the Agreement). However, Section 2.4.2 makes it clear that Shiseido has control over and it is responsible for the costs to launch the Collaboration Product. As the standard for Shiseido is “commercially reasonable efforts”, it can take into account factors such as whether it is economical to launch the Collaboration Product. As such, the Company does not have any control or influence over how Shiseido proceeds with commercialization of the product. Since sections 2.2, 2.3 and 2.4 do not impose any significant obligations on the Company, it did not apply the revenue recognition criteria to such sections.

Article 5 also makes it clear that there is no obligation on the parties to conduct any joint development.

In connection with the Technology Transfer, the Company’s analysis for all of the conditions in paragraph 14 of IAS 18 is as follows:

Condition A in paragraph 14 of IAS 18 states the following:

“the entity has transferred to the buyer the significant risks and rewards of ownership of the goods”

The Technology Transfer (as defined in the Agreement) was completed before December 31, 2013. The Company transferred the Replicel know-how, including its pre-clinical data and clinical protocol documentation, to Shiseido during the year ended December 31, 2013. The majority of information was transferred on July 17, 2013, with the remaining information transferred by September 28, 2013. Training was completed with Shiseido on the following dates:

•	Lab Tech Transfer (in Vancouver): the training in the lab techniques was initiated on Sept 3 2013 and completed on Sept 28, 2013.

•	GMP Tech Transfer (in Innsbruck): initiated on Nov 14, 2013 and completed on Nov 22, 2013.

All required training was completed prior to December 31, 2013. The Agreement does not provide any milestones or goals for Shiseido to meet in order to retain the benefits of the technology that has been transferred. Upon completion of the Technology Transfer, Shiseido had all of the know-how to utilize the technology and produce and commercialize the product.

As it related to the technology that was transferred, Shiseido has all of the rights normally associated with ownership of such technology.  It has an exclusive license to use the transferred technology in the specified regions and the license will only be lost if Shiseido materially breaches the Agreement, which is in the exclusive control of Shiseido.  Shiseido has the sole power as to whether it maintains its exclusive rights.  Shiseido has the risk of ownership as it solely responsible for, and is spending its own funds and resources in connection with, obtaining necessary regulatory approvals (the most significant risk for the commercialization and use of the technology), commercializing and marketing the technology in order to obtain the rewards associated with the commercialization of the technology. Except for the residual royalty and milestone payments that the Company may receive pursuant to Section 4.1 of the Agreement, Shiseido will receive all of the benefits from the commercialization of the technology that has been transferred. Shiseido, and not the Company, is in exclusive control as to whether the license continues for an indefinite period. As such, the Company believes Condition A has been satisfied.

Condition B in paragraph 14 of IAS 18 states the following:

“the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;”

As stated above, Shiseido is solely responsible for obtaining the required regulatory approval and for commercializing and marketing the technology. The Company does not have any rights to control or influence the commercialization or marketing of the technology.  There are no milestones or goals Shiseido must reach in order to retain the transferred technology. The reason the Company has no managerial involvement with Shiseido’s activities is that Shiseido has the expertise required in order to obtain regulatory approval in the Shiseido Territory; whereas the Company has no expertise in obtaining such approval. As such, the Company has not retained any managerial involvement and does not have effective control of the technology and products that may be sold as a result of the transferred technology. Also, the Company has no ability to force Shiseido to conduct any future development. As such, the Company believes Condition B has been satisfied.

Condition C in paragraph 14 of IAS 18 states the following:

“the amount of revenue can be measured reliably;”

As the payment of four hundred million yen (the “Upfront Payment”) is set forth in Section 4.1.1 and the payment was made before December 31, 2013, the Company believes Condition C was satisfied as of December 31, 2013 (on July 23, 2013).

Condition D in paragraph 14 of IAS 18 states the following:

“it is probable that the economic benefits associated with the transaction will flow to the entity;”

As the Company received the Upfront Payment prior to December 31, 2013 and there is no requirement in the Agreement for the Company to return the Upfront Payment, the Company has received the economic benefits associated with the Upfront Payment.

Condition E in paragraph 14 of IAS 18 states the following:

“the costs incurred or to be incurred in respect of the transaction can be measured reliably.”

As the Technology Transfer was completed before December 31, 2013, the Company can measure the costs incurred with respect to the Technology Transfer. The Company believes that Condition E is satisfied.

2.
Article 4 of the CTTA sets forth the milestone and royalty payments “as consideration for the Technology Transfer and the grant of the licenses by RepliCel to Shiseido.” We note that you have concluded that the initial payment of four hundred million yen is the consideration for the Technology Transfer. We also note that the paragraphs 1.23 and 2.1 define Technology Transfer as “RepliCel will transfer to Shiseido the Transfer Technology for use in the Shiseido Field within the Shiseido Territory (the “Technology Transfer”) as further set forth herein.” The CTTA also defines Transfer Technology as follows:

1.25 “Transfer Technology ” means RepliCel’s technologies to treat hair loss and promote hair growth with cell-based technology referred to by the Parties as RCH-01, and includes the RepliCel Core Intellectual Property Rights and any Confidential Information provided by RepliCel to Shiseido. For the sake of clarity, any and all enhancement, addition, modification or upgrade to RCH-01, which RepliCel will produce not jointly with Shiseido, shall be a part of Transfer Technology; and

Please explain to us how you have applied the revenue recognition criteria to the components of the transfer technology which appear to include the technology existing at the time the agreement was executed and any and all enhancement, addition, modification or upgrade to RCH-01, which RepliCel will produce not jointly with Shiseido. Refer to paragraph 13 of IAS 18.

The definition of Transfer Technology includes references to components of RCH-01 that the Company will not produce jointly with Shiseido but that reference is only to clarify that the transfer of the technology is to include any improvements that were made prior to the time of the Technology Transfer. The definition of Transfer Technology does not require the Company to continue to transfer improvements made by the Company after the Technology Transfer has occurred. Such an interpretation would be contrary to the definition of “Improvements” and Section 5.2. In addition, the definition of “Transfer Technology” does not use the capitalized term “Improvement”.

The Agreement defines “Improvement” as “any and all enhancement, addition, modification or upgrade to the Transfer Technology, RepliCel Core Intellectual Property Rights, and/or Shiseido Core Intellectual Property Rights which utilize, incorporate, derive from, or are based on the Transfer Technology”. The definition makes it clear that it applies to improvements made after the transfer of technology was completed. In other words, if either the Company or Shiseido develop an Improvement after the Technology Transfer in Section 2.1 has occurred, that Improvement is not part of the Transfer Technology. As described above, the Technology Transfer occurred prior to December 31, 2013. Hence, the ongoing rights of the parties are dealt with in Section 5.2, which states the following:

5.2.2 Each of RepliCel and Shiseido will own any and all New Patent Rights and Improvements created solely by its employees.

5.2.3 The Parties will own jointly any and all New Patent Rights and Improvements jointly created by employees of the Parties

5.2.7 In respect of any Improvements solely developed and owned by RepliCel, if RepliCel expressly confirms its intention not to seek protection with the relevant local intellectual property registration office in Shiseido Territory, RepliCel may assign to Shiseido the right such Improvement and to file for protection in the Shiseido Territory, the details and terms of such assignment to be determined by JSC on case by case basis.

There is no requirement for either party to create any Improvements and no requirement to jointly produce any Improvements. The Company owns all Improvements that are created by it and it has no obligation to transfer them to Shiseido. In fact, Section 5.2.7 deals with the situation involving when the Company has to transfer Improvements that are created independently and clearly indicates that the right to such Improvements will be negotiated by the parties in the future and are not included in the Transfer Technology. There are two scenarios for Improvements created independently by the Company:

•	The Company decides to seek protection for those Improvements in the Shiseido Territory. If that occurs, the Company is under no obligation to transfer those Improvements to Shiseido.

•
The Company does not seek protection for those Improvements in the Shiseido Territory. If that occurs, the Company may assign those Improvements to Shiseido but that process will be overseen by the JSC, which will require each of the parties to agree on the “details and terms of such assignment”, as each party has an equal vote. In the event the Company transfers those Improvements to Shiseido, it would negotiate the details and terms, including the additional consideration and the parties would enter into an amendment to the Agreement or enter into a new agreement regarding the Improvement.

Since Improvements are not included in the Transfer Technology and the details and terms of the assignment of any such Improvement must be negotiated in the future, the Company was not required to apply the revenue recognition criteria.

3.
We note in your response to comment three of our letter dated January 26, 2015 where you state that in practice, the Company is working with Shiseido to develop the technology in order to take advantage of each other’s improvements and test results and it does not anticipate making any improvements independently. You also state that at the bi-annual Joint Steering Committee meetings, the Company and Shiseido discuss clinical and research developments and the progress each party has made in the past six months; and that employees of the Company and Shiseido communicate frequently outside the meetings of the Joint Steering Committee regarding reagents, data, and protocol questions relation to the RCH-01 technology. We further note in your March 12, 2015 press release that representatives of RepliCel’s management and R&D teams will be in Japan for over a week conducting closed-door meetings with its partner Shiseido and the Japanese Pharmaceutical and Medical Devices Agency (PMDA). Please advise us of the following as related to the RCH-01 technology:

•
Describe to us in sufficient detail and in plain English the composition and state of the RCH-01 technology at the initial Technology Transfer date resulting from the work performed by RepliCel up to the point of transfer.

The RCH-01 is an advanced cellular regeneration procedure to treat hair loss. The steps for the procedure are as follows:

First, a punch biopsy is used to isolate healthy hair follicles from the scalp of the patient. The hair follicles are then dissected leaving the hair’s root. The dermal sheath cup surrounding the root is inverted to reveal the dermal papillae, which is discarded. This leaves the isolated dermal sheath cup, which cells are inserted into a growth medium.  These cells are bathed in a proprietary growth medium and are multiplied into millions of new cells, which are then drawn up into an injection device. The injection device is used to insert the patient’s own replicate cells into the dermis layer of the scalp below the skin’s epidermal layer. The injected dermal sheath cup cells are expected to migrate into the cell structure of the damaged or dormant hair foliates to rejuvenate and further stimulate the growth of hair fibres.

•
Describe to us in sufficient detail and in plain English the type(s) and extent of any improvements made to the RCH-01 technology subsequent to the initial 2013 Technology Transfer date, and tell us the source of each type of improvement (i.e. the Company, Shiseido or joint development). This includes any improvements in addition to those described in response to comment four of our letter dated January 26, 2015.

All improvements to the Transferred Technology since the completion of the Technology Transfer have been produced by Shiseido and shared with the Company through communication with employees of the Company.  The improvements are as follows:

•	The classification of the components used in RCH-01 (which is a major issue with cell based therapies as they use living cells);

•	The manufacturing process which includes the use of newly available commercial media inputs.

•
For each Joint Steering Committee meeting and any other meetings between the Company and Shiseido, please provide us with either the meeting minutes or a summary of the meeting activities and discussion topics.

The JSC does not keep any minutes of meetings. This fact confirms that the two meetings of the JSC are insignificant obligations under the Agreement. Each meeting of the JSC has an agenda.

The agendas for the meetings of the JSC are attached. As you will see, the meetings consist primarily of informal discussions among the parties and this is why the Company has determined that such meetings are an insignificant obligation.

4.
We note in your response to comment two of our letter dated January 26, 2015 where you state that a saleable product or use of the technology to create a saleable product did exist at the time of the completion of the Technology Transfer although Shiseido needs to obtain the required regulatory approvals before it can commence sales of the product. You also state that Shiseido simply has to obtain the required regulatory approvals in order to proceed with the exploitation of the technology to create the saleable product. Please advise us of the following:

•	Tell us whether Shiseido has obtained the required regulatory approvals in order to commence sales of the product or if they have begun the process to obtain approval.

Shiseido has not yet obtained regulatory approval to sell its product as they have not started the clinical testing necessary to obtain the regulatory approval. The process for regulatory approval begins with filing of a clinical trial application which includes both the manufacturing protocol for the product as well as the intended clinical population, injection volumes, frequencies, safety and efficacy measures.  The Japanese regulator will review and make comments.  What is submitted for intended trial is almost always declared inadequate and amendments are discussed and made before resubmission.  Shiseido has informed the Company that Shiseido will submit a clinical trial protocol via a physician sponsored pathway where upon the physician is the clinical trial sponsor.  If this is the case, then subject to a successful application and trial by the physician, Shiseido would then follow with its own application for trial which may or may not (depending on the results) lead to a conditional approval.

•	To the extent applicable, tell us the date Shiseido began the process to obtain regulatory approval and the date that Shiseido obtained regulatory approval.

The Company is not privy to Shiseido’s clinical trial application process other than as described above. The Company’s current understanding is there is currently no approval for an RCT-01 trial in Japan by any clinical physician or Shiseido and that either a clinical physician or Shiseido itself will file to initiate a clinical trial in 2015.  However, the Company has not been provided (nor has it requested) any documentation of Shiseido’s plans and it is only been provided with a verbal overview of Shiseido’s plans.

•
To the extent that regulatory approval has not yet been received by Shiseido, please further explain your statements that a saleable product or use of the technology to create a saleable product did exist at the time of the completion of the Technology Transfer; and that Shiseido simply has to obtain the required regulatory approvals in order to proceed with exploitation of the technology to create the saleable product. In this regard, it appears that the Company has been working with Shiseido since the 2013 Technology Transfer in order to further develop the technology.

The product transferred to Shiseido did not require any further improvements to support an application for regulatory approval but did require further clinical testing and data to support such an application.  In other words, Shiseido is required to perform clinical testing to provide further evidence of the efficacy of the transferred product but it does not need to make any further developments or improvements of the transferred product in order for it to be a saleable product.

5.
In your letter dated March 17, 2015 you state that “[T]here are obligations in the event the Company creates an Improvement but the Company is under no obligation to create any Improvement.” We note your disclosure on page 18 of your Form 20-F that:

“We expect to initiate a phase 2 dose-finding trail for RCH-01 in 2014. The proposed trial will enroll approximately 160 male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection”.

Please tell us the nature and extent of your activities, independent of Shiseido, to research, test, and develop the technology you have transferred to Shiseido under the CTTA. Additionally, given your current plans, please explain your obligations under the CTTA if any Improvement or enhancement, addition, modification or upgrade to RCH-01 were to result from your independent activities.

Clinical testing of a product is distinct from product improvement.  In fact, further product or process improvement are prohibited during clinical testing on the basis that the same product must be used throughout each phase of clinical trial.  The Company’s plan to conduct further clinical testing of RCH-01 does not mean that the Company plans to conduct any product improvements.

The Company’s current plans for RCH-01 are still to enter into a clinical trial as previously described in public documents.  The filing for this trial has not been made as the Company has prioritized its limited resources to focus on its nearer term programs for chronic tendinosis and aging and damaged skin, which do not currently involve Shiseido. It is still part of the Company’s corporate strategy to file the previously disclosed RCH-01 protocol for clinical trials in Germany which should occur in 2015, assuming the Company has adequate resources.

The Company’s obligations under the Agreement in the event it was to create an independent Improvement are to notify Shiseido pursuant to Section 5.2.1. The Company has no further obligations under the Agreement. See the response to Comment 2 for further discussion.

In summary, we submit that there is a lot of judgment involved in the application of IAS 18 and the Company applied the criteria in IAS 18 and reasonably determined that the upfront fee should be recognized in the fiscal year ended December 31, 2013. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas
VZD/vzd

cc:      Replicel Life Sciences, Inc.
          Attn: David Hall